Hogan & Hartson
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COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL. (202) 637-5600
FAX (202) 637-5910
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November 22, 2005
Mark P. Shuman
U.S. Securities and Exchange Commission
450 5th Street, NW
Mail Stop 4-6
Washington, DC 20549

Re:	ACE*COMM Corporation
Registration Statement on Form S-3
Filed October 14, 2005
File No. 333-129029

Form 10-K for the fiscal year ended June 30, 2005
File No. 0-21059
Dear Mr. Shuman:
     On behalf of ACE*COMM Corporation (“ACE*COMM”), set forth below are ACE*COMM’s responses to the Staff’s comments in its letter dated November 10, 2005, other than comments numbered 8-10, which were the subject of a response letter to the Staff dated November 16, 2005. ACE*COMM’s responses to the Staff’s comments are set forth below beneath the text of the corresponding comment from the comment letter.
Form S-3
General
1.	Please resolve all comments relating to your Form 10-K for the fiscal year ended June 30, 2005, prior to requesting effectiveness of the registration statement.

Response: ACE*COMM filed a response on November 1, 2005 to an accounting comment from the Staff and is still awaiting further action from the Staff. As indicated above, ACE*COMM filed a response on November 16, 2005 to the Staff’s comments relating to ACE*COMM’s Form 10-K/A (comment numbers 8-10) in the Staff’s letter dated November 10, 2005 and is awaiting further action from the Staff on this response also. ACE*COMM intends to resolve all comments relating to its Form 10-K for the fiscal year ended June 30, 2005, prior to requesting effectiveness of any of its pending registration statements.

2.	Please tell us why you calculated your registration fee, in part, pursuant to Rule 457(f)(1).

Response: ACE*COMM has filed an amendment to the registration statement which deletes the reference to Rule 457(f)(1) in response to the Staff’s comment, and has calculated the fee only pursuant to Rule 457(c).
Cover Page
3.	State the page number of the 2005 annual report on Form 10-K where the risk factors section you are incorporating begins. See paragraph (b)(5) of Item 501 of Regulation S-K.

Response: ACE*COMM has filed an amendment to the registration statement which stated the page number of the Form 10-K where the risk factors section begins in response to the Staff’s comment.
Selling Stockholder, page 4
4.	Please expand the filing to describe the material transactions and relationships between ACE*COMM and the selling stockholder during the past three years. Describe material, ongoing transactions and relationships as well as completed ones. See Item 507 of Regulation S-K. The transaction whereby the shares to be resold were issued should be described in materially complete terms. Revise to provide the material terms of the Software License and Support Agreement. Please file this agreement, and any other material agreements with the selling stockholder, as exhibits to the registration statement.

Response: ACE*COMM has filed an amendment to the registration statement which adds some additional disclosure regarding the transaction whereby the shares to be resold were issued, including the Software License and Support Agreement, in response to the Staff’s comment, and also notes in the amendment that there have been no other transactions or relationships between ACE*COMM and the selling stockholder during the past three years. However, ACE*COMM believes that the transaction is not material to ACE*COMM. It involved the licensing of a single piece of software, which ACE*COMM is integrating into its product line as one of its many product offerings. The software had a purchase price of approximately $1.1 million, and the entire purchase price was capitalized and is being amortized over a period of 3 years. ACE*COMM regards the software license as a contract entered into in the ordinary course of its business, similar to the purchase of other third party software, and believes that its business is not substantially dependent on this contract. The number of shares is approximately 2% of ACE*COMM’s outstanding capital stock, and ACE*COMM believes that using stock as consideration for this ordinary course contract does not make it material to the company. Accordingly, since the contract does not fall within any other categories of Item 601 that require the contract to be filed, ACE*COMM believes that it is not required to file this contract.

5.	Please identify the natural person(s) who exercise voting and/or dispositive powers over the shares being offered by Service Level Software. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Response: ACE*COMM has filed an amendment to the registration statement which identifies the natural persons who exercise voting and dispositive powers over the shares being offered by Service Level in response to the Staff’s comment.

6.	Please tell us whether Service Level Software is an affiliate of a registered broker-dealer.

Response: ACE*COMM has determined that Service Level Corporation is not an affiliate of a registered broker-dealer.
Part II
Undertakings, page II-3
7.	It is unclear why you have included the undertakings (c) and (d) in this registration statement, since you are not using the Form S-4 to register this offering. Please advise.

Response: ACE*COMM has filed an amendment to the registration statement which deleted undertakings (c) and (d) in response to the Staff’s comment.
* * *
     Your attention to this response is greatly appreciated. Should you have any questions concerning the above, please do not hesitate to call me at (202) 637-5736 or Frank A. Bacelli at (202) 637-8769.
Respectfully submitted,
Steven M. Kaufman
cc: Steven R. Delmar
Frank A. Bacelli

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